Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM, LTD. APPOINTS MICHAL BRIKMAN TO ITS
BOARD OF DIRECTORS

New York, NY, and Ra’anana, Israel - October 29, 2004 - SuperCom, Ltd. (Euronext: SUP), a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, today announced that Ms. Michal Brikman was appointed an Independent Director to its Board of Directors. The Company convened a Special General Shareholder meeting on October 28, which approved Ms. Brikman’s appointment.

Ms. Brikman is a Certified Public Accountant with extensive management and accounting experience. In addition to her appointment to SuperCom’s Board of Director, she also serves on the Board of other public companies in Israel. Ms. Brikman received her Masters in Finance from Baruch College in New York City and later relocated to Israel.

“We are delighted to welcome Ms. Brikman. Her solid business experience will be a valuable addition to SuperCom’s Board of Directors,” commented Eli Rozen, the Company’s Chairman of The Board.

About SuperCom:
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com

Dahlia Bailey / Jerry Cahn
PortfolioPR
212 736 9224
dbailey@portfoliopr.com / jcahn@portfoliopr.com